Exhibit 99.(1)

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of February 18, 2009 (this “Agreement”), is by the undersigned shareholder (the “Shareholder”) of Aspen Exploration Corporation, a Delaware corporation (“Aspen”), for the benefit of Venoco, Inc., a Delaware corporation (“Buyer”).  Capitalized terms used in this Agreement without definition shall have the respective meanings set forth in the Purchase and Sale Agreement, dated as of the date hereof, by and among Aspen, certain persons listed on the annexes thereto and Buyer (the “Purchase Agreement”).

WHEREAS, Aspen and Buyer are entering into the Purchase Agreement, which provides for, among other things, the sale of substantially all of Aspen’s assets to Buyer;

WHEREAS, the Shareholder owns that number of shares of common stock, $0.005 par value per share, of Aspen (“Aspen Common Stock”), set forth in Section 13 (such shares of Aspen Common Stock, together with any other shares of capital stock of Aspen acquired by such Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to its willingness to enter into the Purchase Agreement, Buyer has required that the Shareholder agree, and in order to induce Buyer to enter into the Purchase Agreement the Shareholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, the Shareholder agrees as follows:

1.             Covenants of Shareholder.  Until the termination of this Agreement in accordance with Section 3:

(a)           The Shareholder shall attend the Aspen Meeting, in person or by proxy, and at the Aspen Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Transaction and the Purchase Agreement is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares in favor of (i) the Transaction, the approval of the Purchase Agreement and the terms thereof and each of the other transactions contemplated by the Purchase Agreement and (ii) any other matter necessary to the consummation of the Transaction and the other transactions contemplated by the Purchase Agreement.

(b)           At any meeting of shareholders of Aspen or at any adjournment thereof or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any merger, consolidation, combination, sale of substantial assets (other than the Purchase Agreement and the Transaction), reorganization, recapitalization, dissolution, liquidation or winding up of or by Aspen or any of its subsidiaries or any other Acquisition Proposal, (ii) any amendment of Aspen’s certificate of incorporation or bylaws or other proposal or transaction involving Aspen or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Transaction, the Purchase Agreement or any of the other transactions contemplated by the Purchase Agreement or change in any manner the voting rights of any class of capital stock of Aspen, or (iii) any action that would result in a breach of any representation, warranty or covenant made by Aspen in the Purchase Agreement.  The Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

(c)           The Shareholder agrees not to (i) sell, transfer (including by operation of law), pledge, assign, encumber or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person or (ii) enter into any voting arrangement (other than this Agreement), whether by proxy, voting agreement or otherwise, or grant or appoint any power of attorney in relation to the Subject Shares, and agrees not to commit or agree to take any of the foregoing actions.

(d)           The Shareholder shall not, nor shall the Shareholder authorize any investment banker, consultant, attorney, agent or other advisor or representative of the Shareholder to, (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by furnishing non-public information) any inquiries regarding, or the making or submission of any proposal that constitutes, or that may reasonably be expected to lead to, an Acquisition Proposal or (ii) participate or engage in discussions or negotiations with, or disclose any non-public information regarding Aspen or any of its subsidiaries or afford access to the properties, books or records of Aspen or any of its subsidiaries to, any person that has made an Acquisition Proposal or to any person that the Shareholder knows or has reason to believe is contemplating making an Acquisition Proposal.

(e)           The Shareholder shall use the Shareholder’s commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Aspen and Buyer in doing, all things necessary, proper or advisable to support and to consummate and make effective, in the most expeditious manner practicable, the Transaction and the other transactions contemplated by the Purchase Agreement.

(f)            The Shareholder agrees to promptly notify Buyer in writing of the nature and amount of any acquisition by the Shareholder of any voting securities of Aspen acquired by the Shareholder hereafter and promptly notify Buyer in writing of the nature and amount of any inquiry regarding, or the making or submission of any proposal that would constitute, or that may reasonably be expected to lead to, an Acquisition Proposal.

(g)           The Shareholder hereby irrevocably grants to, and appoints any individual or individuals who shall hereafter be designated by Buyer, and each of them, the Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote, or cause to be voted, the Shareholder’s Subject Shares, or grant a consent or approval in respect of such Subject Shares, at every annual, special or other meeting of the shareholders of Aspen, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, solely in the manner specified in Section 1(a) and (b) hereof; provided, however, that the foregoing grant of proxy shall terminate immediately upon termination of this Agreement in accordance with its terms, including with respect to matters as to which a record date has heretofore passed.

(h)           The Shareholder specifically recognizes and agrees that this grant of proxy is coupled with an interest.  This appointment of proxy shall survive the bankruptcy, Transaction, dissolution, liquidation, death or incapacity of the Shareholder.  The Shareholder represents that any proxies heretofore given in respect of the Shareholder’s Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

2.             Representations and Warranties.  The Shareholder represents and warrants to Buyer as follows:

(a)           The Shareholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares, free and clear of any liens, claims, options or other encumbrances.  The Shareholder does not own, of record or beneficially, or have the right to vote any shares of capital stock of Aspen other than the Subject Shares.  The Shareholder has the sole right to vote, and the sole power of disposition with respect to, the Subject Shares, and none of the Subject Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Shares, except as contemplated by this Agreement.  [The failure of the spouse of the Shareholder to be a party or signatory to this Agreement shall not (i) prevent the Shareholder from performing [his/her] obligations and consummating the transactions contemplated hereunder or (ii) prevent this Agreement from constituting the legal, valid and binding obligation of such Shareholder in accordance with its terms.](1)

(b)           This Agreement has been duly executed and delivered by the Shareholder.  Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes the valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent transfer, statutes of limitation, or other similar laws and judicial decisions affecting or relating to the rights of creditors generally.  The execution and delivery of this Agreement by the Shareholder does not and will not conflict with, result in a breach of, or constitute a default under, or give rise to any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any agreement, order or other instrument binding upon the Shareholder, nor require any regulatory registration, filing or approval.

(c)           The Shareholder acknowledges receipt and review of the Purchase Agreement.

3.             Termination.  The obligations of the Shareholder hereunder shall terminate upon the earlier to occur of (i) the termination of the Purchase Agreement pursuant to Section 10.1 thereof and (ii) the Closing.

4.             Further Assurances.  The Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Buyer may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

(1) For individual with spouse only.

5.             Successors, Assigns and Transferees Bound.  Any successor, assignee or transferee (including a successor, assignee or transferee as a result of the death of the Shareholder, such as an executor or heir) shall be bound by the terms hereof, and the Shareholder shall take any and all actions necessary to obtain the written confirmation from such successor, assignee or transferee that it is bound by the terms hereof.

6.             Remedies.  The Shareholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Buyer irreparable harm.  Accordingly, the Shareholder agrees that in the event of any breach or threatened breach of this Agreement, Buyer, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

7.             Severability.  Whenever possible, each provision of this Agreement will be interpreted so as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision or portion of any provision of this Agreement, and this Agreement will be reformed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision.

8.             Amendment.  This Agreement may not be amended or any rights hereunder waived except by an instrument in writing signed by the Shareholder and Buyer.

9.             WAIVER OF JURY TRIAL.  THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT AND ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH.

10.           Governing Law.  This Agreement shall be construed in accordance with, and governed by, the laws of the jurisdictions described in Section 15.9 of the Purchase Agreement.

11.           Notice.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

(a)           if to Buyer, to:

Venoco, Inc.

370 17th Street, Suite 3900

Denver, Colorado 80202

Attention:  Terry Sherban

Telephone:  (303) 626-8303

Facsimile:  (303) 626-8315

and

Venoco, Inc.

6267 Carpinteria Ave.

Carpinteria, CA 90313

Attention:  Terry Anderson

Telephone:  (805) 745-2253
Facsimile: (805) 745-1816

(b)           if to the Shareholder to the address and/or facsimile number set forth below the Shareholder’s signature with a copy to:

Aspen Exploration Corporation

2050 South Oneida Street, Suite 208

Denver, CO 80226

Attention:  R.V. Bailey

Telephone: (303) 639-9860

Facsimile: (303) 639-9863

All such notices, requests and other communications shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or when sent by facsimile (with a confirmatory copy sent by such overnight courier).

12.           Counterparts.  This Agreement may be executed by Shareholder and Buyer in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.  Execution can be evidenced by fax signatures.

13.           Subject Shares.  The Shareholder owns shares of Aspen Common Stock as follows: (a)                          shares held of record by the Shareholder and (b)                      shares held in the Shareholder’s name in an Aspen 401(k) account, as to which shares the Shareholder will direct the trustee to act in accordance with this Agreement.

14.           [Capacity.  The parties hereto agree and acknowledge that the Shareholder does not make any agreement or understanding in his capacity as a director or officer of Aspen.  Shareholder has entered into this Agreement solely in [his/her] capacity as the beneficial owner of the Subject Shares and nothing herein shall expand, limit or affect any actions taken by the Shareholder in [his/her] capacity as an officer or director of Aspen.](2)

(2) To be included for shareholders who are also Aspen directors or officers.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Name:

Telephone No.:
Facsimile No.:

Accepted and Agreed to
as of the date set forth above:

VENOCO, INC.

By:
Name:
Title: